SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  3  )*

Nitromed, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

654798503

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654798503	13G	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,240,788
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 1,240,788
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,788
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.71%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 654798503	13G	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,240,788
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 1,240,788
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,788
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.71%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 654798503	13G	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,998,810
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 1,998,810
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,998,810
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.37%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 654798503	13G	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,998,810
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 1,998,810
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,998,810
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.37%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 654798503	13G	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 75,250
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,239,598
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 75,250
WITH	8	SHARED DISPOSITIVE POWER 3,239,598
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,314,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.24%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 654798503	13G	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Mirabelli, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,239,598
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 3,239,598
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,239,598
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.08%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 654798503	13G	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Harold R. Werner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 24,058
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,239,598
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 24,058
WITH	8	SHARED DISPOSITIVE POWER 3,239,598
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,656
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.13%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 654798503	13G	Page 9 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John W. Littlechild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 113,637
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,239,598
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 113,637
WITH	8	SHARED DISPOSITIVE POWER 3,239,598
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,353,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.33%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 654798503	13G	Page 10 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William Crouse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 40,591
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,239,598
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 40,591
WITH	8	SHARED DISPOSITIVE POWER 3,239,598
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,280,189
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.17%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 654798503	13G	Page 11 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Augustine Lawlor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,239,598
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 3,239,598
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,239,598
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.08%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 654798503	13G	Page 12 of 17 Pages

Item 1.

(a)

Name of Issuer

NitroMed, Inc.

(b)

Address of Issuer’s Principal Executive Offices

125 Spring Street

Lexington, Massachusetts  02421

Item 2.

(a)

Name of Person Filing

HealthCare Ventures V, L.P. (“HCVV”)

HealthCare Partners V, L.P.  (“HCPV”)

HealthCare Ventures VI, L.P. (“HCVVI”)

HealthCare Partners VI, L.P. (“HCPVI”)

James H. Cavanaugh, Ph.D. (“Cavanaugh”)

Christopher Mirabelli, Ph.D. (“Mirabelli”)

Harold R. Werner (“Werner”)

John W. Littlechild (“Littlechild”)

William Crouse (“Crouse”)

Augustine Lawlor (“Lawlor”)

See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them.(1)

(b)

Address of Principal Business Office or, if none, Residence

The business address for HCVV, HCPV, HCVVI, HCPVI, Dr. Cavanaugh and Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey  08542. The business address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Cambridge, Massachusetts  02142.

(c)

Citizenship

HCVV, HCPV, HCVVI and HCPVI are limited partnerships organized under the laws of the State of Delaware. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, Crouse and Lawlor are each United States citizens.

(d)

Title of Class of Securities

Common Stock, $.01 par value per share (the “Common Stock”)

CUSIP Number

654798503

———————

(1)

Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, Crouse and Lawlor are General Partners of HCPV, the General Partner of HCVV, the record holder of the securities and  Drs. Cavanaugh and Mirabelli  and Messrs. Werner, Littlechild, Crouse and Lawlor are General Partners of HCPVI, the General Partner of HCVVI, the record holder of the securities.

CUSIP No. 654798503	13G	Page 13 of 17 Pages

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:  NOT APPLICABLE.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

As of December 31, 2007: HCVV and HCPV beneficially owned 1,240,788 shares of the Issuer’s Common Stock; HCVVI and HCPVI beneficially owned 1,998,810 shares of the Issuer’s Common Stock; Cavanaugh beneficially owned 3,314,848 shares of the Issuer’s Common Stock, which includes an aggregate of 3,239,598 shares beneficially owned by HCVV and HCVVI and 75,250 shares of the Issuer’s Common Stock owned by Cavanaugh directly; Mirabelli and Lawlor  beneficially owned 3,239,598 shares of the Issuer’s Common Stock, which represents the aggregate shares owned by HCVV and HCVVI; Werner beneficially owned 3,263,656 shares of the Issuer’s Common Stock which includes an aggregate of 3,239,598 shares  beneficially owned by HCVV and HCVVI and 24,058 shares owned by Werner directly; Crouse  beneficially owned 3,280,189 shares of the Issuer’s Common Stock, which includes an aggregate of 3,239,598 shares beneficially owned by HCVV and HCVVI and 40,591 shares owned by Crouse directly; and Littlechild beneficially owned 3,353,235 shares of the Issuer’s Common Stock, which includes (i) an aggregate of 3,239,598 shares beneficially owned by HCVV and HCVVI; (ii)  66,762 shares owned by Littlechild directly; and (iii) immediately exercisable options to purchase 29,375 shares of the Issuer’s Common Stock.(2)

———————

(2)

Does not include options to purchase an additional 17,500 of the Issuer’s Common Stock. These options vest and become exercisable as to (i) 15,000 shares on May 25, 2008; and (iii) 2,500 shares on June 14, 2008.

CUSIP No. 654798503	13G	Page 14 of 17 Pages

(b)

Percent of class: (Taking into consideration that 45,773,801 shares are issued and outstanding as of October 29, 2007 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 31, 2007 for the period ended September 30, 2007)

As of December 31, 2007:  The 1,240,788 shares of the Issuer’s Common Stock owned by HCVV and HCPV constituted 2.71% of the shares outstanding; the 1,998,810 shares of the Issuer’s Common Stock owned by HCVVI and HCPVI constituted 4.37% of the shares outstanding; the 3,314,848 shares of the Issuer’s Common Stock beneficially owned by Cavanaugh constituted 7.24% of the shares outstanding; the 3,239,598 shares of the Issuer’s Common Stock  beneficially owned by Mirabelli and Lawlor constituted 7.08% of the shares outstanding; the 3,263,656 shares of the Issuer’s Common Stock beneficially owned by Werner constituted 7.13% of the shares outstanding; the 3,353,235 shares of the Issuer’s Common Stock beneficially owned by Littlechild constituted 7.33% of the shares outstanding; and the 3,280,189 shares of the Issuer’s Common Stock beneficially owned by Crouse constituted 7.17% of the shares outstanding.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote –

Cavanaugh has the sole power to vote or direct the vote as to the 75,250 shares owned directly by him.

Werner has the sole power to vote or direct the vote as to the 24,058 shares owned directly by him.

Littlechild has the sole power to vote or direct the vote as to the 113,637 shares owned directly by him.

Crouse has the sole power to vote or direct the vote as to the 40,591 shares owned directly by him.

(ii)

Shared power to vote or to direct the vote –

HCVV, HCPV, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, Crouse and Lawlor share the power to vote or direct the vote of those shares owned by HCVV.

HCVVI, HCPVI, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild Crouse and Lawlor share the power to vote or direct the vote of those shares owned by HCVVI.

(iii)

Sole power to dispose or to direct the disposition of –

Cavanaugh has the sole power to dispose of or direct the disposition as to the 75,250 shares owned directly by him.

Werner has the sole power to dispose of or direct the disposition as to the 24,058 shares owned directly by him.

Littlechild has the sole power to dispose of or direct the disposition as to the 113,637 shares owned directly by him.

Crouse has the sole power to dispose of or direct the disposition as to the 40,591 shares owned directly by him.

CUSIP No. 654798503	13G	Page 15 of 17 Pages

(iv)

Shared power to dispose or to direct the disposition of –

HCVV, HCPV, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, Crouse and Lawlor share the power to dispose of or direct the disposition of those shares owned by HCVV.

HCVVI, HCPVI, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, Crouse and Lawlor share the power to dispose of or direct the disposition of those shares owned by HCVVI.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certification

Not Applicable.

CUSIP No. 654798503	13G	Page 16 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2008	HealthCare Ventures V, L.P. By: its General Partner, HealthCare Partners V, L.P.

	By:	/s/ JEFFREY STEINBERG
Jeffrey Steinberg, Administrative Partner

February 11, 2008	HealthCare Partners V, L.P.

	By:	/s/ JEFFREY STEINBERG
Jeffrey Steinberg, Administrative Partner

February 11, 2008	HealthCare Ventures VI, L.P. By: its General Partner, HealthCare Partners VI, L.P.

	By:	/s/ JEFFREY STEINBERG
Jeffrey Steinberg, Administrative Officer

February 11, 2008	HealthCare Partners VI, L.P.

	By:	/s/ JEFFREY STEINBERG
Jeffrey Steinberg, Administrative Partner

February 11, 2008	/s/ JEFFREY STEINBERG, Attorney-in-Fact
James H. Cavanaugh, Ph.D.

February 11, 2008	/s/ JEFFREY STEINBERG , Attorney-in-Fact
Christopher Mirabellil, Ph.D.

February 11, 2008	/s/ JEFFREY STEINBERG , Attorney-in-Fact
Harold R. Werner

February 11, 2008	/s/ JEFFREY STEINBERG , Attorney-in-Fact
James W. Littlechild

February 11, 2008	/s/ JEFFREY STEINBERG , Attorney-in-Fact
William Crouse

February 11, 2008	/s/ JEFFREY STEINBERG , Attorney-in-Fact
Augustine Lawlor

CUSIP No. 654798503	13G	Page 17 of 17 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of NitroMed, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

February 11, 2008	HealthCare Ventures V, L.P. By: its General Partner, HealthCare Partners V, L.P.

	By:	/s/ JEFFREY STEINBERG
Jeffrey Steinberg, Administrative Partner

February 11, 2008	HealthCare Partners V, L.P.

	By:	/s/ JEFFREY STEINBERG
Jeffrey Steinberg, Administrative Partner

February 11, 2008	HealthCare Ventures VI, L.P. By: its General Partner, HealthCare Partners VI, L.P.

	By:	/s/ JEFFREY STEINBERG
Jeffrey Steinberg, Administrative Officer

February 11, 2008	HealthCare Partners VI, L.P.

	By:	/s/ JEFFREY STEINBERG
Jeffrey Steinberg, Administrative Partner

February 11, 2008	/s/ JEFFREY STEINBERG, Attorney-in-Fact
James H. Cavanaugh, Ph.D.

February 11, 2008	/s/ JEFFREY STEINBERG , Attorney-in-Fact
Christopher Mirabellil, Ph.D.

February 11, 2008	/s/ JEFFREY STEINBERG , Attorney-in-Fact
Harold R. Werner

February 11, 2008	/s/ JEFFREY STEINBERG , Attorney-in-Fact
James W. Littlechild

February 11, 2008	/s/ JEFFREY STEINBERG , Attorney-in-Fact
William Crouse

February 11, 2008	/s/ JEFFREY STEINBERG , Attorney-in-Fact
Augustine Lawlor